15026524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 / Amended
PART III

SEC FILE NUMBER
8- 12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 12-31-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl P. Sherr & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 Main Street
(No. and Street)

Worcester	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward L. Sherr (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
(Name – *if individual, state last, first, middle name*)

306 Main Street	Worcester	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward L. Sherr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl P. Sherr & Co., LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY R MALONEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 19, 2020

[signature]
Signature

Member
Title

Emily R. Maloney
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2014

Facing Page

Oath or Affirmation

	PAGE
Independent Auditors' Report	1 - 2
Financial Statements:	
Statements of Financial Condition	3
Statements of Income and Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Schedules:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedules Under Rule 15c3-3 of the Securities and Exchange Commission	11

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying financial statements of Carl P. Sherr & Co., LLC (a Massachusetts Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carl P. Sherr & Co., LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carl P. Sherr & Co., LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Members
Carl P. Sherr & Co., LLC
Page 2

The Computation of Net Capital under Rule 15c3-1 of the Security and Exchange Commission and the schedules under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Carl P. Sherr & Co., LLC's financial statements. The supplemental information is the responsibility of Carl P. Sherr & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 25, 2015

CARL P. SHERR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 109,681
Deposits with brokerage agent	6,426
Other receivables	90,953
Prepaid expenses	2,100
Property and equipment, net	44,778
Total assets	$ 253,938

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 51,658
Members' equity	202,280
Total liabilities and members' equity	$ 253,938

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

Revenues:	
Investment advisory fees	$ 1,013,258
Other investment and financial planning fees	69,851
Commissions on insurance policies and annuities	40,682
Other income	5,220
Total revenues	1,129,011
Expenses:	
Guaranteed payments to members	158,000
Payroll	107,494
Commissions	100,384
Payroll taxes	14,139
Employee benefits	1,259
Regulatory fees	7,964
Professional fees	32,119
Rent	40,158
Administrative fees	27,736
Equipment rental	7,894
Office and postage	23,346
Technology	5,718
Telephone and internet	10,735
Auto expense	14,296
Insurance	2,407
Taxes and licenses	1,486
Depreciation	7,785
Dues and subscriptions	2,586
Selling and promotion	606
Loss on abandoned property and equipment	728
Total expenses	566,840
Net income	562,171
Members' equity - beginning	194,151
Members' distributions	(554,042)
Members' equity - ending	$ 202,280

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Operating activities:	
Net income	$ 562,171
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,785
Loss on abandoned property and equipment	728
Changes in operating assets and liabilities:	
Deposits with brokerage agent	2,110
Other receivables	(7,426)
Prepaid expenses	(2,100)
Accounts payable and accrued expenses	7,441
Net cash provided by operating activities	570,709
Investing activities:	
Acquisition of property and equipment	(17,036)
Financing activities:	
Members' distributions	(554,042)
Net decrease in cash	(369)
Cash - beginning	110,050
Cash - ending	$ 109,681

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company's principal source of revenue is investment advisory fees on managed accounts invested in equity and fixed income securities. A significant portion of all these managed accounts are held by an unrelated financial services and investment management company (the investment management company) that provides brokerage and custody services to the Company's customers. Revenues also include fees earned on annuities and certain personal insurance products, such as life insurance, and other investment services. The Company's customers are located primarily in Central Massachusetts

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them by the Company in the event that insufficient assets are available to discharge its liabilities. The Company has no specific termination date under the terms of the operating agreement.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Deposits with Brokerage Agent:

Deposits with the investment management company are comprised of cash balances in a deposit account.

Other Receivables:

Other receivables are recorded at net realizable value and consist primarily of investment advisory fees due from the investment management company, on behalf of the Company's customers.

Income Recognition:

Investment advisory fees, commissions on insurance and annuity products, and other fees based on customers' balances in managed accounts or for financial planning services are recognized as earned.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five and seven years.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Payments to Members:

Guaranteed payments to members represent compensation for services rendered and are reported as an expense rather than a distribution from members' equity.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the tax years ended after 2010 remain open for examination. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities or whether they may result in an excess tax benefit. A liability would be recognized for any entity level tax on an excess benefit claimed, or expected to be claimed, along with related interest and penalties. Management believes there are no such excess benefits as of December 31, 2014.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture, fixtures and equipment	$ 57,456
Accumulated depreciation	(12,678)
	$ 44,778

(4) LEASES

The Company leases its office facilities under the terms of a lease effective June 1, 2013 through June 30, 2020. The lease provides for minimum monthly payments ranging from $3,200 to $3,800 over the term of the lease with an abatement of the first three months. Total minimum lease payments are being expensed in equal annual installments over the term of the lease with the cumulative difference between lease payments and amounts expensed included in accrued expenses. The Company's monthly lease payment will also include an amount for its proportional share of excess real estate taxes and operating expenses as determined periodically by the lessor. Total rent expense was approximately $40,000 in 2014. Accrued expenses includes approximately $12,000 related to this lease.

Approximate future minimum lease payments are as follows:

2015	$ 40,000
2016	41,000
2017	42,000
2018	43,000
2019	44,500
Thereafter	22,500
	$ 233,000

The Company's equipment rentals, reported on the statement of income, are leased on a month-to-month basis.

(5) COMMITMENTS

The Company has a service agreement for a telephone system and internet services through August 2017 requiring monthly payments of approximately $900. Total payments under this agreement of approximately $10,800 in 2014 are included in telephone and internet expense. Total future payments will be $10,800 in 2015 and 2016 and $7,200 in 2017.

The Company has a SIMPLE-IRA retirement plan covering all employees and the members. Employees and members may make deferrals up to the statutory limit. The Company must make matching contributions of at least 3% of eligible compensation in three out of every five years. The Company's matching contribution for employees was approximately $1,300 in 2014.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

Aggregate indebtedness	$ 51,658
Net capital	$ 67,120
Ratio of aggregate indebtedness to net capital	.770 to 1

(7) CONTINGENCIES AND CREDIT RISK

The Company is exposed to risk in the normal course of business. The Company executes transactions on behalf of its customers and uses other broker-dealers and financial institutions to provide services to its customers. The Company may be responsible if service providers do not fulfill their obligations to the Company and its customers. The Company, in the normal course of its business, does not enter securities transactions on behalf of its customers. If, however, the Company does execute any securities transactions, it may be obligated to settle securities transactions in the event of a customer's nonperformance. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions will not have a material adverse effect on future operations or financial position.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 25, 2015, the date these financial statements were available to be issued, and has determined that there are no subsequent events to be recognized and disclosed in the financial statements.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net capital:	
Total members' equity	$ 202,280
Less - nonallowable assets:	
Receivables from non-customers	88,153
Property and equipment	44,778
Prepaid expenses	2,100
	135,031
Net capital before haircuts on securities positions (tentative net capital)	67,249
Haircuts - 2% of money market account balance	129
Net capital	$ 67,120
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 51,658
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital using 120% of minimum net capital required	$ 61,120
Ratio: Aggregate indebtedness to net capital	.770 to 1
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2014):	
Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$ 74,120
Audit adjustment to record additional accrued liabilities	(7,000)
Net capital per the preceding	$ 67,120

See report of registered public accounting firm

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, Customer Protection - Reserves and Custody of Securities, pursuant to paragraph (k)(1). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" have not been included in the supplementary information or the disclosures to the financial statements.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Carl P. Sherr & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carl P. Sherr & Co., LLC's compliance with the applicable instructions of Form SIPC-7. Carl P. Sherr & Co., LLC's management is responsible for Carl P. Sherr & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records, including general ledger transaction detail, a copy of the cancelled check and the bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger transaction detail, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and on the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting this was not applicable.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Carl P. Sherr & Co., LLC
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012115 FINRA DEC
Carl P Sherr & Co LLC
440 Main St Ste 1900
Worcester MA 01608-2304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward L. Sherr

2. A. General Assessment (item 2e from page 2) $ 2,657.35

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,288.81)
07/11/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,368.54

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,368.54

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,368.54

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 15.

SR. Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,129,010
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	38,670
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Planning Revenue (Deductions in excess of $100,000 require documentation)	27,399
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	66,069
2d. SIPC Net Operating Revenues	$ 1,062,941
2e. General Assessment @ .0025	$ 2,657.35
	(to page 1, line 2.A.)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APR 22 2015

Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [x] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Carl P. Sherr & Co., LLC [13]

SEC FILE NO.: 8-12115 [14]

FIRM I.D. NO.: 3394 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

446 Main Street [20]
(No. and Street)

Worcester [21] MA [22] 01608 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10-01-14 [24]

AND ENDING (MM/DD/YY): 12-31-14 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Edward L. Sherr [30]

(Area Code) — Telephone No.: (508) 791-7126 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [x] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of February 20 14

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Greenberg, Rosenblatt, Kull & Bitsoli, PC [70]

ADDRESS

Number and Street	City	State	Zip Code
306 Main Street [71]	Worcester [72]	MA [73]	01608 [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-14 [99]
SEC FILE NO. 8-12115 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 109,681	200			$ 109,681	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	6,426	300	$	550	6,426	810
3. Receivable from non-customers	2,800	355	88,153	600	90,953	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	44,778	680	44,778	920
11. Other assets		535	2,100	735	2,100	930
12. TOTAL ASSETS	$ 118,907	540	$ 135,031	740	$ 253,938	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC as of 12-31-14

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	51,658 [1205]	[1385]	51,658 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 51,658 [1230]	$ [1450]	$ 51,658 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▾15 $ 202,280 [1770]
22. Partnership (limited partners)	▾11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		▾16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 202,280 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 253,938 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC as of 12-31-14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 202,280	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			202,280	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 202,280	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 135,031	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(135,031)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 67,249	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	129	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(129)	3740
10. Net Capital			$ 67,120	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC as of 12-31-14

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	3,444	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	62,120	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	61,120	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	51,658	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	51,658	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	76.96	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC

For the period (MMDDYY) from 24 10/1/14 [3932] to 12/31/14 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	3935
b. Commissions on listed option transactions			25	3938
c. All other securities commissions			499	3939
d. Total securities commissions			499	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups			26	3955
5. Revenue from sale of investment company shares			97	3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services			267,591	3975
8. Other revenue			37,786	3995
9. Total revenue			$ 305,973	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers			41,000	4120
11. Other employee compensation and benefits			63,200	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			55,027	4100
16. Total expenses			$ 159,227	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 146,746	4210
18. Provision for Federal income taxes (for parent only)			28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 146,746	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 43,487	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC

For the period (MMDDYY) from 10-01-14 to 12-31-14

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 153,835	4240
A. Net income (loss)		146,746	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	98,301	4270
2. Balance, end of period (From item 1800)		$ 202,280	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Carl P. Sherr & Co., LLC as of 12-31-14

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	x	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ___ 4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals